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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                            REGENESIS HOLDINGS, INC.
                    ---------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                    ---------------------------------------
                         (Title of Class of Securities)

                                    758860106
                    ---------------------------------------
                                 (CUSIP Number)

                            Robert Hausman, President
                            Coventry Industries Corp.
                           7777 Glades Road, Suite 211
                            Boca Raton, Florida 33434
                                  561-488-4802
    ------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 22, 1998
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)



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_______________________________________________________________________________

CUSIP No.  758860106                                                 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Coventry Industries Corp., a Florida corporation,
                IRS ID# 65-0353816
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                FLORIDA
______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       750,000 SHARES
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       750,000 SHARES
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             750,000 SHARES
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                51%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7



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                                   ATTACHMENT

Item 1.           Security and Issuer

         This report relates to the Common Stock, $.01 par value, of Regenesis Holdings, Inc. a Florida corporation ("Regenesis") whose principal office is located at 7777 Glades Road, Suite 211, Boca Raton, Florida 33434 .

Item 2.           Identity and Background

(a)      Name: Coventry Industries Corp., a Florida corporation


(b)      Business Address:   7777 Glades Road, Suite 211, Boca Raton, FL 33434


(c) Present Principal Occupation: a publicly-traded company (Nasdaq: COVN) with subsidiaries engaged in industrial fabrication and manufacturing, employee staffing and consumer products

(d)      Convictions: none

(e)      Suits and Proceedings: none

(f)      Citizenship: Florida corporation

Item 3.           Source and Amount of Funds or Other Consideration

The consideration paid by Coventry Industries Corp. was 75,000 shares of its authorized but unissued common stock.

Item 4.           Purpose of the Transaction

Investment.

Item 5.           Interest in Securities of the Issuer

Coventry Industries Corp. would be deemed to be the beneficial owner of 750,000 shares of Common Stock of Regenesis.



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Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  Respect to Securities of the Issuer

None.

Item 7.           Material to be Filed as Exhibits

None

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: January 28, 1998                  Coventry Industries Corp., a Florida
                                        corporation

                                        By:   /s/ Robert Hausman
                                        --------------------------------------
                                        Robert Hausman, President and Chief
                                        Executive Officer